September 12, 1995

                      PIEDMONT BANKGROUP INCORPORATED

                           Notice of Redemption

              7% Convertible Subordinated Debentures Due 2011

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          |   CONVERSION PRIVILEGE EXPIRES AT 5:00 P.M. AT THE   |
          |        PLACE OF CONVERSION ON OCTOBER 5, 1995        |
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     NOTICE IS HEREBY GIVEN that, at 5:00 p.m. on October 13, 1995 (the
"Redemption Date"), pursuant to Section 1101 of the Indenture dated as of September 1, 1986 between Piedmont BankGroup Incorporated (the "Company") and First Union National Bank of North Carolina, as Trustee, the Company will redeem all of its outstanding 7% Convertible Subordinated Debentures Due 2011 (the "Debentures"), at a redemption price of $1,014.00 plus accrued interest of $34.61 from April 15, 1995 to the Redemption Date, for a total of $1,048.61 for each $1,000 principal amount of Debentures (the "Redemption Price"). The Redemption Price will be due and payable on each $1,000 principal amount of Debentures on the Redemption Date (unless the Debentures are converted as referred to below). From and after the Redemption Date, interest thereon shall cease to accrue and holders of Debentures will not have any rights as such holders other than the right to receive the Redemption Price, without interest, upon surrender of their Debentures.

              ALTERNATIVES AVAILABLE TO HOLDERS OF DEBENTURES

     Holders of Debentures have the following alternatives:

     1. Conversion. Prior to 5:00 p.m. (Eastern time) on October 5, 1995, to convert any or all of the Debentures into the Company's Common Stock at a conversion price of $18.20 per share (54.945 shares of Common Stock for each $1,000 principal amount of Debentures). The method of delivery is at the option and risk of the holder but, if mail is used, it is recommended that registered mail with return receipt requested, properly insured, be used as a prevention against loss. If conversion is being requested, Debenture certificates should be mailed, together with a Letter of Transmittal, sufficiently in advance of October 5, 1995 to permit delivery to the Trustee on or before such date.

     2. Redemption. To surrender Debentures for redemption at the total redemption price of $1,048.61 for each $1,000 principal amount of Debentures.

     3. Sale Through Ordinary Brokerage Transactions. To sell the Debentures through open market brokerage transactions and, if made sufficiently in advance of October 5, 1995, buyers thereof may convert the Debentures into Common Stock in the manner described herein. After October 5, 1995, a holder of Debentures will not be entitled to convert such Debentures into Common Stock. This is expected to have an impact on the market for the Debentures. Holders of Debentures who wish to make sales should consult with their brokers concerning if and when such Debentures should be sold.
                       ____________________________

     Instructions on presentation of Debentures for conversion or redemption are given on the accompanying Letter of Transmittal.

     In order to be converted into Common Stock, the Debentures must be presented, surrendered and received before 5:00 p.m. (Eastern time) on October 5, 1995, by First Union National Bank of North Carolina at one of the following locations, where they may also be redeemed:

     By Mail:                                                        By Hand:
------------------------------------    --------------------------------------------------------------
First Union National Bank of            First Union National Bank               Piedmont Trust Bank
  North Carolina                           of North Carolina                    200 East Church Street
Bond Administration Department          Bond Administration Department          Martinsville, VA 24112
230 South Tryon Street, 8th Fl.         230 South Tryon Street, 8th Fl.         Attn: Francia M. Brown
Charlotte, North Carolina 28288-1179    Charlotte, North Carolina 28288-1179

                         The Standby Purchaser is:
                     ________________________________

                        Scott & Stringfellow, Inc.
                           909 East Main Street
                            Richmond, VA 23219
                          Attn: R. Strother Scott
                              (804) 780-3271

     For the convenience of holders of Debentures, a form of Letter of Transmittal, which may be used for forwarding Debentures for conversion or for redemption by the Company, has been mailed to each record holder of Debentures and to nominees for holders of Debentures to be forwarded to each holder with a copy of this notice, together with a copy of a Prospectus relating to Common Stock issuable to Scott & Stringfellow, Inc. as standby purchaser in respect of Debentures not converted by the holders thereof into shares of Common Stock on or before October 5, 1995. Additional copies of the form of Letter of Transmittal and the Prospectus may be obtained from First Union National Bank of North Carolina, Bond Administration Department, 230 South Tryon Street, 8th Floor, Charlotte, North Carolina 28288-1179 (704) 374-2080, or from the Company, 200 Church Street, Martinsville, VA 24112,
Attn:  Francia M. Brown, (540) 666-3234.

     THE LAST REPORTED SALE PRICE OF THE COMMON STOCK ON SEPTEMBER 7, 1995 WAS $25.375 PER SHARE. AT SUCH LAST REPORTED SALE PRICE PER SHARE, THE HOLDER OF $1,000 PRINCIPAL AMOUNT OF DEBENTURES WOULD RECEIVE, UPON CONVERSION, COMMON STOCK HAVING AN AGGREGATE MARKET VALUE OF APPROXIMATELY $1,394.23. SUCH VALUE IS SUBJECT TO CHANGE DEPENDING ON CHANGES IN THE MARKET PRICE OF THE COMMON STOCK. SO LONG AS THE MARKET PRICE OF THE COMMON STOCK IS AT LEAST $18.45 PER SHARE, HOLDERS OF DEBENTURES WHO CONVERT THEIR DEBENTURES INTO COMMON STOCK WILL RECEIVE COMMON STOCK HAVING A GREATER MARKET VALUE (WITHOUT TAKING INTO CONSIDERATION SALES EXPENSE) THAN THE CASH WHICH THEY WOULD RECEIVE UPON REDEMPTION.

     Please be sure to read and follow the instructions on the Letter of Transmittal.

     If there are any questions concerning this matter, please contact either First Union National Bank of North Carolina at (704) 374-2080 or Piedmont Trust Bank at (540) 666-3234.

                                   Piedmont BankGroup Incorporated



                                   Michael R. Brenan
                                   President, Chairman of the Board
                                   and Chief Executive Officer